LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

25 November 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 November 2008, Re: Proposed disposal by Amsteel Mills Sdn Bhd of the Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds issued by Silverstone Corporation Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dw 12/9

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 24/11/2008 06:34:29 PM

Reference No LI-081124-A15FA

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB") of the Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds issued by Silverstone Corporation Berhad ("SCB") ("Proposed Disposal")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

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We refer to the announcements dated 4 December 2007, 2 June 2008, 8 August 2008, 18 September 2008 and 30 October 2008 ("Announcements"). Unless otherwise stated, terms used in this announcement shall carry the same meaning as defined in the Announcements.

The Board of Directors of Lion Industries Corporation Berhad hereby announce that the Company has been informed by SCB that the Securities Commission ("SC") had vide its letter dated 20 November 2008, which was received on 21 November 2008, approved the amendments to the terms of the trust deed governing the RM denominated bonds issued by SCB ("RM Bonds") for the transfer of the relevant RM Bonds to Gama Harta Sdn Bhd ("Gama Harta"). In this respect, all conditions precedent in relation to the Proposed Disposal had been fulfilled on 21 November 2008 ("Unconditional Date").

Pursuant to the AMSB Agreement, the Proposed Disposal shall be completed within fourteen (14) days from the Unconditional Date or such other period to be mutually agreed in writing between AMSB and Gama Harta.

Announcement Details :-

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LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

24 NOV 2008

END